PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

May 8, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-

Effective Amendment No. 452 to the Trust’s Registration Statement filed on

Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-138490 and

811-21977)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendment (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to PowerShares Laddered 0-5 Year Investment Grade Corporate Bond Portfolio (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
452	April 22, 2014	0001193125-14-152825

The Trust is making this application for withdrawal of the Amendment because it inadvertently designated the Fund as a new series of the Trust on the EDGAR filing system. No securities have been issued or sold in connection with the Amendment.

If you have any questions, please contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President